CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Notes	$4,000,000	$428.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $555,204.39 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $428.00 offset against the registration fee due for this offering and of which $554,776.39 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 187 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 48-I dated October 31, 2006	Registration Statement No. 333-130051 Dated October 31, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $4,000,000 Return Enhanced Notes Linked to the Russell 1000® Index due November 8, 2007

General

  The notes are designed for investors who seek an upcapped return of 1.11 times the appreciation of the Russell 1000® Index at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing November 8, 2007†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on October 31, 2006 and are expected to settle on or about November 3, 2006.

Key Terms

Index:	The Russell 1000® Index (the “Index”)
Upside Leverage Factor:	1.11
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.11. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return x 1.11)]

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level

Initial Index Level:	The Index closing level on the pricing date, which was 747.30.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date†:	November 5, 2007
Maturity Date†:	November 8, 2007
CUSIP:	48123JHK8
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 48-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 48-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions(1)	Proceeds to Us

Per note	$1,000	$9.00	$991.00

Total	$4,000,000	$36,000	$3,964,000

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive commissions of $9.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-21 of the accompanying product supplement no. 48-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 31, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 48-I dated October 31, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 31, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 48-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 48-I dated October 31, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003315/e25432_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Upside Leverage Factor of 1.11. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE RUSSELL 1000® INDEX — The return on the notes is linked to the performance of the Russell 1000® Index. The Russell 1000® Index consists of the largest 1,000 companies included in the Russell 3000® Index and represents approximately 92% of the total market capitalization of the Russell 3000® Index. The Russell 1000® Index is designed to track the performance of the large capitalization segment of the U.S. equity market. See “The Russell 1000® Index” in the accompanying product supplement no. 48-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 48-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 48-I. Such purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 48-I dated October 31, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Russell 1000® Index	PS-1
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Russell 1000® Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 750. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

1350.00	80.00%	88.80%
1200.00	60.00%	66.60%
1125.00	50.00%	55.50%
1050.00	40.00%	44.40%
975.00	30.00%	33.30%
900.00	20.00%	22.20%
862.50	15.00%	16.65%
842.50	12.33%	13.69%
825.00	10.00%	11.10%
787.50	5.00%	5.55%
750.00	0.00%	0.00%
675.00	-10.00%	-10.00%
600.00	-20.00%	-20.00%
525.00	-30.00%	-30.00%
450.00	-40.00%	-40.00%
375.00	-50.00%	-50.00%
300.00	-60.00%	-60.00%
225.00	-70.00%	-70.00%
150.00	-80.00%	-80.00%
75.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 750 to an Ending Index Level of 787.50. Because the Ending Index Level of 787.50 is greater than the Initial Index Level of 750, the investor receives a payment at maturity of $1,055.50 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 1.11)] = $1,055.50

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Russell 1000® Index	PS-2

Example 2: The level of the Index increases from the Initial Index Level of 750 to an Ending Index Level of 900.
Because the Ending Index Level of 900 is greater than the Initial Index Level of 750, the investor receives a payment at maturity of $1,222 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (20% x 1.11)] = $1,222

Example 3: The level of the Index decreases from the Initial Index Level of 750 to an Ending Index Level of 600.
Because the Ending Index Level of 600 is less than the Initial Index Level of 750, the Index Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -20%) = $800

Historical Information

The following graph sets forth the historical performance of the Russell 1000® Index based on the weekly Index closing level from January 5, 2001 through October 27, 2006. The Index closing level on October 31, 2006 was 747.30. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Russell 1000® Index	PS-3